VIA EDGAR

February 26, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re: Independence Holdings Corp.

Registration Statement on Form S-1

Filed February 12, 2021

File No. 333-253095

Dear Ms. Majmudar:

Independence Holdings Corp., (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 25, 2021, regarding the Registration Statement Form S-1.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form S-1 filed February 12, 2021

Financial Statements

General, page F-1

1. We note you disclosed in Note 1 that you have selected December 31 as your fiscal year end. Accordingly, please update your financial statements and related disclosures to include audited financial statements as of and for the fiscal period ended December 31, 2020 to comply with Rule 8-08(b) of Regulation S-X.

We respectfully acknowledge the comment. The Company has updated its financial statements and related disclosure to include audited financial statements as of and for the fiscal period ended December 31, 2020.

Consent of Marcum LLP, page N/A

2. The consent from your independent registered public accounting firm references their report dated January 12, 2021. However, the date of the report included in the S-1 is January 13, 2021. Please ensure future consents refer to the correct report date.

We respectfully acknowledge the comment, and we confirm that we will ensure that future consents refer to the correct report date.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Jonathan Deblinger Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,
Independence Holdings Corp.

By:	/s/ John Lawrence Furlong
Name: John Lawrence Furlong
Title: Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP